[General Mills Letterhead]

November 8, 2021

Ms. Heather Clark and Mr. Andrew Blume

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	General Mills, Inc.

Form 10-K for the Fiscal Year Ended May 30, 2021

Filed June 30, 2021

File Number 001-01185

Dear Ms. Clark and Mr. Blume,

We are writing in response to the comment we received from you by letter dated October 29, 2021, regarding the above-referenced filing of General Mills, Inc. (the “Company,” “we” or “General Mills”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 10-K for the Fiscal Year Ended May 30, 2021

Financial Statements

Notes to Consolidated Financial Statements

Note 9. Debt

Long-Term Debt, page 69

1.

We note that during the third quarter of fiscal 2021, you completed an exchange of $603.9 million of notes with interest rates between 4.15 and 5.4% for $605.2 million of 3% notes and a $201.4 million cash payment. Please tell us how you determined the exchange transaction qualified as a debt modification and not as a debt extinguishment under the guidance in ASC 470-50-40-6 through -12. In doing so, provide us with your cash flow present value calculations for the original and new notes under ASC 470-50-40-12.

Response:

In the third quarter of fiscal 2021, the Company completed an offer to exchange (the “Exchange Offer”) certain series of outstanding notes (the “Existing Note” or “Existing Notes”) for a combination of newly issued notes (the “New Note” or “New Notes”) and cash. The Exchange Offer was available to all Existing Note holders who certified their status as either (a) a “qualified institutional buyer,” as that term is defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or (b) outside the United States and a person other than a U.S. person, as those terms are defined in Rule 902 under the Securities Act, and included a participation incentive (the “Participation Incentive”) to Existing Note holders that tendered in the Exchange Offer equal to 3 percent of the principal amount of Existing Notes tendered. The Exchange Offer was not completed as a result of a troubled debt restructuring and was not a transaction among debt holders.

We analyzed the Exchange Offer in accordance with ASC 470-50-40-6 through -11 to determine whether the Exchange Offer qualified as a debt modification and not an extinguishment of the Existing Notes. In relevant part, ASC 470-50-40-6 provides that an exchange of debt instruments with a substantial modification of terms shall be accounted for like an extinguishment. To determine whether the terms of the New Notes were substantially different from the Existing Notes, we applied the guidance set forth in ASC 470-50-40-10. We first reviewed the terms of the Existing Notes and New Notes and confirmed that neither of the notes included a conversion option. We then determined the difference in the present value of the cash flows under the terms of the New Notes and present value of the remaining cash flows under the Existing Notes for the purposes of applying the 10 percent cash flow test set forth in ASC 470-50-40-10.

We calculated the net present value of the cash flows in accordance with ASC 470-50-40-12 as follows:

•	Included all cash flows specified by the terms of the New Notes including the Participation Incentive

•	Utilized the effective interest rate of the Existing Notes

•

Included the impact of the assumed exercise of an early call option date. Since the results indicated a change in present value of less than 10 percent, no further cash flow present value calculations were considered necessary as ASC 470-50-40-12c allows for the utilization of the cash flow assumptions that generate a smaller change in present value when the original debt instrument is callable or puttable.

The following table summarizes the key inputs and detailed calculation of the cash flow present values for the Existing Notes exchanged for the $605.2 million aggregate principal amount of New Notes (in millions):

	Existing Notes Principal	New Notes Principal (a)	Discount Rate for 10% Test (b)	Participation Incentive	Present Value of New Notes including Participation Incentive	Present Value of Existing Notes	Difference
4.55% notes due April 17, 2038	$217.6	$218.0	4.6%	$62.0	$225.1	$217.2	3.6%
5.4% notes due June 15, 2040	117.5	117.7	5.4	50.7	126.7	117.2	8.1
4.15% notes due February 15, 2043	65.1	65.2	4.2	15.8	68.0	64.7	5.1
4.7% notes due April 17, 2048	203.8	204.3	4.7	72.9	221.7	203.4	9.0

(a)	3.0 percent notes due February 1, 2051
(b)	Effective interest rate of Existing Notes

The differences in net present values of the cash flows of the Existing Notes compared to the New Notes were below the 10 percent threshold. Accordingly, we concluded that the terms of the New Notes were not substantially different from the Existing Notes and that the Exchange Offer qualified as a debt modification and not as a debt extinguishment.

We also concluded that the 10 percent cash flow test set forth in ASC 470-50-40-10 performed at the lender level was not necessary. No combination of Existing Notes exchanged by an individual lender would have had a change greater than 10 percent since each of the lenders were subject to the same terms in the Exchange Offer and each of the four Existing Notes exchanged individually passed the 10 percent cash flow test.

We hope that our letter has addressed your comments. If you have questions regarding our responses, please contact Trevor Gunderson at (763) 764-5324.

Very truly yours,

/s/ Kofi Bruce

Kofi Bruce

Chief Financial Officer

cc:	KPMG LLP

Ms. Maria G. Henry, Chair of the Audit Committee of the Board of Directors, General Mills, Inc.